Aetos Capital Multi-Strategy Arbitrage Fund, LLC

Aetos Capital Distressed Investment Strategies Fund, LLC

Aetos Capital Long/Short Strategies Fund, LLC

c/o Aetos Alternative Management, LLC

875 Third Avenue

New York, NY 10022

May 19, 2011

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Vincent DiStefano, Division of Investment Management

Re:	Aetos Capital Multi-Strategy Arbitrage Fund, LLC (File Nos. 333-132726 and 811-21061)

Aetos Capital Distressed Investment Strategies Fund, LLC (File Nos. 333-151224 and 811-21059) and Aetos Capital Long/Short Strategies Fund, LLC (File Nos. 333-151222 and 811-21058)

Dear Mr. DiStefano:

Thank you for your telephonic comments on May 16, 2011 regarding the post-effective amendments to the registration statements for each of Aetos Capital Multi-Strategy Arbitrage Fund, LLC, Aetos Capital Distressed Investment Strategies Fund, LLC and Aetos Capital Long/Short Strategies Fund, LLC, (each a “Fund,” and collectively, the “Funds”), filed with the Securities and Exchange Commission on March 31, 2011. Below, we describe the changes made to the registration statements in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. As we discussed per each of these Funds, changes will be reflected in a new registration statement for each of the Funds, which will be filed via EDGAR on or about May 24, 2011 and for which new filing numbers under the Securities Act of 1933, as amended (the “Securities Act”) will be assigned.

Comment 1.	Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” language via EDGAR.

Response 1. This SEC response letter, which incorporates the “Tandy” language, will be filed via EDGAR as separate correspondence.

Comment 2.	Please discuss how the incentive fee charged by the Funds is consistent with Section 205 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response 2. The Funds do not charge incentive fees, a Program Fee or any other fees based on capital gains or capital appreciation of the funds or any portion of the funds of the investor. The Program Fee is charged to investors who choose to enter into a separately managed account arrangement with the Investment Manager. All investors who purchase interests in the Funds directly, and all investors who enter into separately

May 19, 2011

managed account arrangements with the Investment Manager are “qualified clients” as that term is defined in Rule 205-3 to the Advisers Act. Further, as described in the “Prospectus Summary—Asset Allocation” and “The Asset Allocation Program” in the body of the prospectus, investors seeking allocation advice from the Investment Manager may purchase Funds through the Investment Manager’s separate account asset allocation program (the “Program”). To participate in the Program, an investor must establish an investment management arrangement with the Investment Manager, pursuant to which the Investment Manager will have full discretionary authority (unless the investor otherwise directs) to allocate the investor’s assets among the Funds.

The investment management arrangement established by the investor with the Investment Manager will contain specific terms and conditions of the investor’s participation in the Program, including certain restrictions on the right of the investor to withdraw from the Program. Investors who are not seeking advice from the Investment Manager regarding the allocation of their assets among the Funds may make direct investments in a Fund or Funds. Investors making such direct investments will execute a subscription agreement with the Investment Manager containing certain terms and conditions similar to those included in the investment management arrangement of an Investor participating in the Program; however as discussed above, Investors in the Funds will not pay a Program Fee or any other type of incentive fee.

Comment 3.	Please explain the basis for excluding the Program Fees from the examples to the fee table.

Response 3. As discussed in our response to Comment 2, investors in the Funds do not pay Program Fees. The Program Fees are paid, if at all, by investors who chose to enter into a separately managed account arrangement with the Investment Manager. Therefore, we respectfully submit that including hypothetical Program Fees in the examples to the fee table would be misleading to investors in the Funds.

Comment 4.	Please provide an analysis of the Fund’s derivatives disclosure in light of the Staff’s letter to the Investment Company Institute on July 30, 2010 (the “Derivatives Letter”).

Response 4. In light of the Derivatives Letter, we respectfully submit that disclosure in the Funds’ registration statement is accurate and complete and tailored specifically to account for the Funds’ investment objectives and

May 19, 2011

structure. Moreover, because of the fund of funds structure, the Funds themselves do not directly engage in derivative transactions.

Comment 5.	In accordance with Item 18 of Form N-2, please direct us to the disclosure that briefly describes the leadership of the board of managers for each of the Funds, including whether the chairman of the board of managers is an interested person.

Response 5. We respectfully submit that the disclosure in the statement of additional information under the heading “Board of Managers” conforms with Item 18 of Form N-2 and the instructions thereto. Specifically, we disclose the existence and function of the Audit, Nominating and Valuation Committees. Finally, we disclose the fact that the Funds do not have a lead independent director because each Board of Managers believes that the current Board leadership structure is well suited for its Fund and investors at this time.

Comment 6.	In the statement of additional information, under the heading “Board of Managers” please revise the table to include the required information pursuant to Item 18 of Form N-2.

Response 6. We respectfully submit that the tables entitled “Managers” and “Officers” set forth under the heading “Board of Managers” in the statement of additional information contain all requisite information required by Item 18 of Form N-2, including other directorships held for the past five years.

*            *             *

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Funds may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

May 19, 2011

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-3180. Thank you.

Best Regards,

/s/ Clifford R. Cone

Clifford R. Cone
Clifford Chance US LLP

cc:	Harold Schaaff

Reid Conway

Leonard B. Mackey, Jr.